MAIL STOP 7010
									June 16, 2006
John Maguire
President
Irish Mag, Inc.
646 First Avenue South
St. Petersburg, Florida 33701

RE:	Irish Mag, Inc.
	Registration Statement on Form SB-2
	File No. 333-132119
	Amended June 16, 2006

Dear Mr. Maguire:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We reissue comment 1, since you do not appear to have made the requested change correctly. Please give retroactive effect to the stock split that occurred on February 15, 2006 and any other stock splits. This means changing your disclosures throughout the filing, such as the Dilution section, to consistently only present post-split shares and post-split purchase price per share information for disclosing all of your share activity. All amounts in your statements of changes in stockholder`s equity also need to give retroactive effect to the stock split. This applies to both your 2005 and your 2004 financial statements. Refer to SAB Topic 4:C. For example, in your financial statements for the year ended December
31, 2005, all common stock share amounts including the balance at January 1, 2005 on your statement of changes in stockholder`s equity should already reflect the effect of the stock splits; there should not be separate line items on your statement showing the retroactive effect of the stock splits as the effect should already be included in the January 1, 2005 balance and all subsequent activity.

Exhibit 23

2. The report dates included in the consent are not the same as the date of the reports included on pages 52, 59, and 70. Please make arrangements to have the auditor revise his consent or reports as necessary to ensure that the dates included in the consent are the same as those included on the reports.

Closing Comments

      Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Rufus Decker, Accounting Branch Chief, at (202) 3769 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka, Staff Attorney, at
(202) 555-3729 with any other questions.

      Sincerely,


  								Pamela A. Long
  								Assistant Director

CC:  	Diane J. Harrison, Esq.
	(727) 368-4448
John Maguire
Irish Mag, Inc.
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE